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                             August 12, 2020

       Charles Wilson, Ph.D.
       President and Chief Executive Officer
       Unum Therapeutics Inc.
       200 Cambridge Park Drive, Suite 3100
       Cambridge, Massachusetts 02140

                                                        Re: Unum Therapeutics
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 30, 2020
                                                            File No. 001-38443

       Dear Dr. Wilson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal No. 1, page 8

   1. Please revise your disclosure to provide the information required by Items 11, 13 and 14 with respect to the Kiq
Bio LLC acquisition and the private placement of Series A
                                                        preferred stock. Refer
to Note A of Schedule 14A.
 Charles Wilson, Ph.D.
FirstName LastNameCharles    Wilson, Ph.D.
Unum Therapeutics  Inc.
Comapany
August 12, NameUnum
           2020         Therapeutics Inc.
August
Page 2 12, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Andrew H. Goodman, Esq.